Tony Sine tony.sine@lw.com	650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel: (714) 540-1235 Fax: (714) 755-8290 www.lw.com

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File No. 028553-0014
Mr. Craig Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Peerless Systems Corporation File No. 001-21287 Form 10-K for the Fiscal Year Ended January 31, 2005 and Forms 10-Q for Fiscal Quarters Ended April 30, 2005, July 31, 2005 and October 31, 2005
Dear Mr. Wilson:
     We hereby respond on behalf of Peerless Systems Corporation. (the “Company” or “Peerless”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated January 23, 2006 (the “Comment Letter”), to the above referenced Annual and Quarterly Reports (the “Reports”). The Company has filed, via EDGAR, this letter (tagged correspondence). For your convenience, we are sending a copy of this letter in the traditional, non-EDGAR format to our examiner Craig Wilson.
     The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented.

Craig Wilson
March 8, 2006

Form 10-K For the Fiscal Year Ended January 31, 2005
     Critical Accounting Policies, page 30
1.      Please provide a historical analysis of the actual adjustments to your estimated product licensing costs accruals for the three years and interim periods ended October 31, 2005. Describe for us in greater detail the process used to derive the estimates and the causes for the fiscal 2006 control deficiencies related to the adjustments to the components of product licensing reserve. Your response should clarify how “projections” of revenues are used to estimate these costs.
The Company licenses technology to customers that may include both the Company’s and other third party intellectual property (IP). These customers, typically Original Equipment Manufacturers (OEM’s), can utilize the Company’s license by incorporating the Company’s IP, the third party’s IP or both. The Company has a contractual obligation to pay its third party licensors royalties based upon the OEM’s use of only the third party technology and not the Company’s IP. Upon the sale of a license, the Company records a liability for the ultimate royalty payments that will be paid to the third party IP licensor. The Company records this product licensing accrual by estimating the OEM’s mix of the use the Company’s IP versus the third party’s IP under the Company’s license. The Company uses the OEM’s historical shipping data, including quantity and unit selling prices, to project the OEM’s ultimate use of third party IP and the resulting royalties the Company will be required to pay to the third party licensor. As such, the Company’s accrual is not based on projected revenues for the Company; however the product licensing costs are estimated based upon the OEM’s projected use of the third party IP. These cost estimates are adjusted on a quarterly basis to actual costs based on the OEM’s actual usage of third party IP they report to us.
The control deficiencies disclosed in the Company’s Form 10-Q for the quarter ending July 31, 2005 were the result of the lack of review of the third party product licensing accrual by personnel with sufficient familiarity with the Company’s OEM contracts.
The following is a historical analysis of the accruals, payments, and adjustments to our licensing costs for the three years and interim periods ended October 31, 2005 ($000’s):

	Balance at				Balance at
	Beginning of the				End of
	Period	Accrual	Payments	Adjustments	the Period
Year Ended:
01/31/2003	$884	$8,192	$(6,913)	$58	$2,221
01/31/2004	2,221	6,070	(5,720)	263	2,834
01/31/2005	2,834	4,368	(4,788)	(51)	2,364
3 Mos. Ended:
04/30/2005	2,364	731	(935)	(10)	2,150
07/31/2005	2,150	1,879	(621)	(1)	3,407
10/31/2005	3,407	2,194	(2,056)	(15)	3,530

Craig Wilson
March 8, 2006

2.      Explain why you characterize adjustments for actual costs to your estimates as “losses”. Clarify whether the term “losses” refers to your estimated accrual or additional adjustments based on actual results. Clarify whether these adjustments have historically been losses or credits to the expense actual.
The term “losses” referred to adjustments to our accrual based on actual results. The Company’s past adjustments have been both losses and credits. The Company will clarify its disclosure by replacing the word “losses” with “adjustments,” beginning with its upcoming Report on Form 10-K for the fiscal year ended January 31, 2006.
     Item 9A. Controls and Procedures, page 36
3.      We note your disclosure deficiencies in internal controls related to the estimation process for the timely recording of accruals of third party product licensing costs and excess ESPP purchases as of July 31, 2005. Tell us whether these deficiencies existed at January 31, 2005 and April 30, 2005 and the basis for your conclusions that the Company’s disclosure controls and procedures were nonetheless effective at the end of those periods. In addition, provide a materiality assessment inclusive of the balance sheet impact for each of the affected periods from January 31, 2005 through July 31, 2005. Your current disclosure on page 29 of the July 31, 2005 Form 10-Q indicates that matters were not material to “financial results” for the three and six months ended July 31, 2005.
During the reporting periods ended January 31, 2005 and April 30, 2005, the Company, after its review procedures which included reviews by management and its internal disclosure committee, did not identify any deficiencies in its internal controls and procedures, which led it to believe that such controls and procedures were effective at the reasonable assurance level. However, during the reporting period ended July 31, 2005, adjustments were identified by our independent registered public accounting firm during its review of product licensing costs In addition, other matters raised by legal counsel with respect to excess Employee Stock Purchase Plan purchases led management to conclude and disclose that internal control deficiencies did exist in these processes. Management investigated these issues and determined that, in fact, such deficiencies existed at January 31, 2005 and April 30, 2005, but such deficiencies were not apparent to management at those dates since no significant adjustments resulting from such deficiencies were identified during those reporting periods. For the reporting period ended July 31, 2005, the Company determined that while the deficiencies had the potential to result in material misstatement of the financial results, the impact was not material to the financial results for the three and six month periods then ended, based on the qualitative and quantitative measures described in SAB 99. In assessing the materiality of the unrecorded adjustments from a qualitative standpoint, the Company considered, among other things: whether it changed the trend in earnings or changed income to loss (or loss to income), its impact on compliance with regulatory requirements, loan covenants or other

Craig Wilson
March 8, 2006

contractual requirements, and the imprecision inherent in the estimates. The following represents the quantitative impact of the unrecorded adjustments for the affected periods from January 31, 2005 through July 31, 2005 ($000’s):

	July 31, 2005
	3 Mos.	6 Mos.
Income Statement
Net Income	$1,100	$1,514

Understated (overstated) Net Income:
Product Licensing Accrual	$47	$47
Excess ESPP Purchases	(100)	(100)

Net Overstated Net Income	$(53)	$(53)

% Adjustments	4.8%	3.5%

As of
July 31, 2005
Balance Sheet
Current Liabilities	$7,171

Overstated (understated) Current Liabilities
Overstated Product Licensing Accrual	$47
Understated Accrued Liabilities	(100)
Net Understated Current Liabilities	$(53)

% Adjustments	0.1%
Note 1. Organization, Business and Summary of Significant Accounting Policies, page F-7
     Revenue Recognition, page F-10
4.      Explain to us and disclose any material revenue contingencies such as return rights, acceptance conditions (i.e., sell-through to customer, etc.), warranties and price concessions offered to your customers. Describe your accounting for these contingencies and the related significant assumptions. Material changes and reasonably likely uncertainties associated with these contingencies should be addressed in MD&A.
The Company does not have any material revenue contingencies.
The Company may sell licenses for source code, software development kits or enter into engineering services contracts with certain of its OEM customers to provide turnkey solutions, adapting the Company’s software to specific OEM requirements (please refer to response in Comment 5 below for further description of turnkey engineering services arrangements). Certain of these arrangements may include short-term (30-90 days) warranties and/or non-substantive acceptance provisions; however, revenues derived from such arrangements were not significant and related contingencies were not substantive and warranty costs were not material for the periods covered by the reports. The Company will continue to analyze the revenues and related contingencies described above and add disclosures when and if they become substantive or material. The Company does not offer any return rights and

Craig Wilson
March 8, 2006

has no history of price concessions on any of its source code, software development kit or engineering services arrangements.
The Company’s product licensing arrangements do not have any revenue contingencies including return rights, acceptance conditions, warranties, or price concessions.
The Company sells controllers to certain dealers for distribution to end users and offers the dealers a right of return. Because the controllers are relatively new products, the Company has been unable to establish a history regarding returns of the products shipped to dealers. As such, the Company recognizes revenues from the sales only upon the dealer’s sales through to end users. We respectfully direct the staff to the Company’s Form 10-K on page F-10 in Note 2 of Notes to the Consolidated Financial Statements that describes the Company’s revenue recognition policy for the controller sales.
5.      For modification or customization of development license software that is essential to software functionality revise your disclosure to explain the basis for recognizing revenue “over the course of the modification work.” Tell us and disclose how your accounting complies with paragraphs 74-91 of SOP 97-2. Disclose how progress is measured, identify contract milestones and explain how milestones relate to performance and revenue recognition.
Engineering services revenues accounted for under the percentage of completion method have not been significant in recent years and have totaled $1,338,000, $285,000, and $0 in fiscal years 2003, 2004, and 2005, respectively. In fiscal year 2006, such revenues were $0, $0, and $188,000 in the three months ended April 30, July 31, and October 31, 2005, respectively.
The Company enters into engineering services contracts with certain OEM customers to provide turnkey solutions that require the Company to customize its software to meet specific OEM requirements. Paragraph 74 of SOP 97-2 states: “If an arrangement to deliver software or a software system, either alone or together with other products or services, requires significant production, modification, or customization of software, the service element does not meet the criteria for separate accounting set forth in paragraph 65. The entire arrangement should be accounted for in conformity with ARB No. 45, using the relevant guidance in SOP 81-1.” Since the engineering services provided by the Company under turnkey solution arrangements require significant customization to the Company’s software that is essential to the software functionality, the Company accounts for the arrangement under ARB No. 45, using the guidance in SOP 81-1.
In accordance with ARB No. 45 the Company has determined that recognizing revenue over the modification period using the percentage of completion method is appropriate for these contracts since reasonably dependable estimates for the extent of progress toward completion, estimates of contract revenues and estimates of contract

Craig Wilson
March 8, 2006

costs can be made, and the following conditions as described in paragraph 23 of SOP 81-1 exist:
   - contracts executed by both parties include provisions that clearly specify the enforceable rights regarding services to be performed, the consideration to be exchanged and the manner and terms of the settlement,
   - the customer can be expected to satisfy his obligations under the contract,
   - the Company can be expected to perform our contractual obligations.
The Company uses direct costs, which consist primarily of labor costs, as the basis to measure progress under the percentage of completion method. Although certain of the engineering contracts contain development or billing milestones, the use of milestones to measure progress is unreliable. This is because it is difficult to translate the completion of the milestones into a measure of progress toward completion on the overall contract due to the difficulty in estimating the degree of effort required to complete a particular task; however, the Company is able to estimate the effort to complete the overall contracts. Because of the labor intensive efforts associated with the customization, the Company believes direct labor costs are the most reliable measure of progress-to-completion.
6.      Explain to us the nature of the elements included in the engineering services contracts accounted for under percentage of completion contract accounting. Tell us how you classify contract elements of hardware, software license product and services revenues and costs from those contracts on the face of the statement of operations following Rules 5-03.1 and 2 of Regulation S-X.
As more fully described in the response to Comment 5 above, engineering services contracts accounted for under percentage of completion contract accounting involve the customization of the Company’s software for use by its customers. These services are comprised of engineering labor by Peerless employees and do not include hardware or license elements. Since revenues and costs accounted for under the percentage completion method are limited to services (modifications of the Company’s IP) only, the revenues and costs are reported as service revenues on the statement of operations, under Rules 5-03.1(e) and 5-03.2(e).
If the customer ultimately decides to utilize the technology delivered under these engineering services arrangements in the customer’s products, such utilization would not be permitted without a separate contractual agreement with the customer for the licensing of the technology for distribution. Any resulting licensing revenues and costs is classified in product licensing on the face of the statement of operations.
7.      We note your discussion of hardware product offerings in your Part I., Item 1 Business discussion beginning on page 5. Tell us and disclose how hardware product sales are accounted for and classified in the statement of operations and reference the applicable accounting

Craig Wilson
March 8, 2006

guidance supporting your hardware offerings. For example, the Company’s revenue recognition policy does not address the hardware chip sales of application specific integrated circuit (“ASIC”) compression technology. Clarify and/or disclose if hardware sales may be standalone product sales or are an element of multiple-element arrangements. Explain how classification in the statement of operations for stand-alone or multiple-element hardware sales complies with Rules 5-03.1 and 2 of Regulation S-X.
Hardware sales and percentages of total revenues for the periods presented were as follows ($000’s):

							Total Hardware
	Total Revenues		ASICs		Controllers		Sales
Fiscal Years	$	%	$	%	$	%	$	%
2003	$31,757	100.0%	$1,854	5.8%	$—	—%	$1,854	5.8%
2004	25,254	100.0%	2,145	8.5%	—	—%	2,145	8.5%
2005	23,078	100.0%	2,218	9.6%	33	—%	2,251	9.8%
2006*	26,519	100.0%	1,443	5.4%	1,537	5.8%	2,980	11.2%
* Fiscal year 2006 represents nine months ended October 31, 2005.
Hardware sales, which consist of the sale of ASIC chips and controllers for multifunction products, are standalone sales and are not parts of multiple element arrangements. In accordance with Staff Accounting Bulletin 104, the Company recognizes revenues from hardware sales when the following have been met: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured.
For the Company’s year ended January 31, 2005, hardware sales represented all of the revenues included in “Other Revenues” line on the Company’s statements of operations. For the interim periods ended April 30, 2005, July 31, 2005 and October 31, 2005, the Company has changed the title of “Other Revenues” to “Hardware Sales” to indicate that such sales represents hardware sales. In accordance with Rules 5-03.1(a) and 5-03.1(b), the sales are reported as sales and costs of tangible goods.
We respectfully refer the Staff to the Company’s Form 10-K on page F-10 in Note 2 of the Notes to the Consolidated Financial Statements that describes the Company’s revenue recognition policy for controller sales.
Sales of ASICs and controllers have not been significant representing less than 10% of total revenues and thus have not been separately presented on the face of the statement of operations. If ASIC sales should become significant in the future, they will be separately disclosed on the face of the

Craig Wilson
March 8, 2006

Company’s statements of operations, and we will add revenue recognition disclosures to the notes to the financial statements.
8.      Your disclosure indicates that you are reporting gross revenue as it relates to sublicense revenue in accordance with EITF 99-19. Provide us with your analysis of why gross revenue presentation is appropriate under EITF 99-19. Your response should address each of the criteria outlined in this EITF. This analysis should clearly explain in detail why you satisfy each criterion by identifying the specific terms of your transactions and nature of relationship with your customers and suppliers.
The Company has established relationships that permit it to offer to customers technology that incorporates intellectual property developed by other third party licensors, including Adobe and Novell. The Company earns revenues on the sale of its technology that incorporates the third party IP. The Company is required to pay royalties to the third party licensors for the use of their technology. The Company has evaluated its customer contracts and third party licensor agreements and has determined that it is the principal when selling the third party intellectual property as sub-licensor. Key indicators outlined in EITF 99-19 and evaluated by the Company were as follows:
The Company is the primary obligor in the arrangement: The Company’s customers contract directly with the Company and not third party licensors. The Company is responsible for all deliverables and customer service interaction.
The Company has general inventory risk: This is not applicable, since there is no “inventory” related to the third party technologies being licensed.
The Company has latitude in establishing price: The Company has sole discretion to establish pricing with its customers. The Company is responsible for billing and collecting fees from customers including billing disputes. The Company’s liability to its third party licensors remains the same regardless of the pricing the Company establishes with its customers.
The Company changes the product or performs part of the service: The Company’s engineering services arrangements require the Company to modify and/or integrate the third party technologies into the Company’s software to meet the special requirements of the OEM customer.
The Company has discretion in supplier selection: In order to fulfill the OEM customer’s needs, the Company generally has the ability to choose any available technologies or vendors.
The Company is involved in the determination of product or service specifications: Customers contract with the Company for the Company to recommend and develop the appropriate technology and turnkey solution to meet the customer’s specific needs.

Craig Wilson
March 8, 2006

The Company has physical loss inventory risk (after customer order or during shipping): This is not applicable, since there is no “inventory” associated with the third party technologies being licensed.
The Company has credit risk: The Company is responsible for collections of revenues from its customers. If the Company’s customers do not make payment on their arrangements, the Company assumes all risks of loss. The Company still has an obligation to its third party technology provider if distribution of the product by the non-paying customer occurs.
Based upon the above factors, the Company believes that recognizing revenues on a gross basis is appropriate for sales that incorporate third party intellectual property and the Company is a sub-licensor.
9.      Your disclosure indicates that you recognize revenues relating to the sale of block licenses when an agreement between the Company and an OEM exists and delivery and acceptance of the intellectual property has occurred (page 30). Clarify for us whether the block license allows the reseller to market multiple copies of the software under one license or allows the reseller to market multiple single licenses of the same software, Clarify when delivery and acceptance of the intellectual property has occurred (i.e., upon delivery to the reseller or the end user). Tell us how your policy complies with paragraph 21 of SOP 97-2.
The Company sells the rights to its intellectual property through source code sales, sales of software development kits, or engineering services arrangements to deliver turnkey solutions. If the OEM customer ultimately decides to utilize the intellectual property to distribute products, the OEM must enter into a separate license with the Company for the use of the intellectual property. The Company may use a block license arrangement to license the distribution rights for the use of the intellectual property to an OEM. Therefore, the Company’s sales of block licenses involve the licensing of technology that has been previously delivered and accepted by the OEM customer in arrangements as discussed above (please see discussion of engineering services arrangements in Comments 5 and 6).
Block licenses are site licenses which allow OEM customers to use previously delivered technology to produce multiple products. In accordance with paragraph 21, of SOP 97-2, since block licenses are site licensees and do not require the delivery of any new technology, delivery criterion has been met upon the OEM’s acceptance of previously delivered technology.
10.      We note your disclosure that revenue from arrangements involving multiple elements is allocated to each element based on the relative fair value. Describe the nature of the elements included in these arrangements.
The elements in these arrangements may include engineering services, source code licenses, and maintenance services. In addition, certain block license arrangements can include multiple elements consisting of product licensing and maintenance

Craig Wilson
March 8, 2006

services. In the case of block license arrangements that include multiple elements, the Company uses the residual method allowable under SOP 98-9 to determine the amount of the block licensing revenue. The Company will clarify its disclosures to include discussion of this use of the residual method beginning with its upcoming Report on Form 10-K for the fiscal year ended January 31, 2006. The fifth paragraph in the “Revenue Recognition” section of Note 1 of Notes to Consolidated Financial Statements (please see page F-10 of the Company’s Form 10-K for the fiscal year ending January 31, 2005) that describe multiple element arrangements will be replaced in its entirety with the following paragraph:
“For fees on multiple element arrangements, values are allocated among the elements based on vendor specific objective evidence of fair value (“VSOE”). The Company generally establishes VSOE based upon the price charged when the same elements are sold separately. When VSOE exists for all undelivered elements, but not for the delivered elements, revenue is recognized using the “residual method” as prescribed by Statement of Position 98-9. If VSOE does not exist for the undelivered elements, all revenue for the arrangement is deferred until the earlier of the point at which such VSOE does exist for the undelivered elements or all elements of the arrangement have been delivered.”
11.      VSOE of fair value is limited to the price charged when the same element is sold separately. See paragraph 10 of SOP 97-2. Tell us why you believe standalone sales of “similar products or services” constitute VSOE which is limited to same element sales.
The Company establishes VSOE based upon standalone sales of the same product or service to similar customers. The Company will revise its disclosures to clarify the Company practice beginning with its upcoming Report on Form 10-K for the fiscal year ended January 31, 2006. See the revised disclosure in Comment 10 above.
12.      If you offer discounts describe and disclose how you account for those discounts and how they impact your determination of VSOE of fair value.
The Company may on occasion offer a discount on a particular element of a multiple element arrangement. For arrangements where VSOE has been established for all elements, a proportionate amount of that discount is applied to each element included in the arrangement based on each element’s fair value without regard to the discount. For multiple element arrangements where the residual method is used, the discount is applied entirely to the delivered element.
The Company does not use arrangements where discounts are given as bases for VSOE. Only arrangements at full value are used to establish VSOE.
The Company infrequently offers discounts and historically such discounts have not been significant. As such, the occasional discounts have not had an impact on the Company’s determination of VSOE. If and when discounts become significant or

Craig Wilson
March 8, 2006

more frequent, the Company will add disclosures to appropriately describe the Company’s policy with respect to discounts.
13.      As applicable, revisions to your revenue recognition policy should be addressed in your critical accounting policy disclosures on page 30.
The Company’s critical accounting policy disclosures will be updated as applicable in future filings.
Form 10-Q for the quarter ending October 31, 2005 Note 1.
     Revenue recognition, page F-6
14.      The Kyocera Mita Corporation “Memorandum of Understanding” (the “MOU”) notes that Peerless is to provide what appear to be three immediate Target Product deliverables, maintenance services consisting of bug fix and error correction for each Target Product and maintenance services over the term of the MOU. Software license rights and intellectual property will also be produced under the MOU. Tell us and disclose how you are accounting for each identified element of the arrangement clarifying the point in time that revenue and related cost is recognized, the basis for any revenue or cost deferral. If revenue is recognized over a performance period disclose how progress is measured, identify contract milestones and explain how they relate to performance and revenue recognition. Explain and disclose how contract revenue is allocated among elements and disclose contingencies, assumptions and reasonably likely uncertainties. Reference the authoritative literature supporting your accounting. See paragraph 12 of APB No. 22.
The MOU is a service agreement that grants Kyocera Mita Corporation (KMC) access to up to a fixed number of hours per quarter for development and maintenance services over the term of the arrangement. These services include the following elements: 1) engineering services to develop Target Products; 2) bug fix and error correction during the term of the agreement; and 3) maintenance services on any Target Products that may be developed, for a period of one year after acceptance of such Target Product. Only if and when development services are completed and a Target Product is delivered and accepted, will software and intellectual property rights require separate licensing agreements. There is no obligation for the Company to grant such rights. As such, the software and intellectual property rights are not considered elements of this arrangement.
In consideration of the services provided under the MOU, the Company receives guaranteed minimum quarterly payments of $2,000,000 over the three-year term of the arrangement. Further, the Company may earn an additional $250,000 incentive fee per quarter upon achievement of quarterly goals agreed upon by KMC and the Company.
The Company is recognizing service revenue for the engineering services, bug fix and error correction, and maintenance services during the term of the arrangement

Craig Wilson
March 8, 2006

(elements 1, 2, and 3 noted above) ratably over the three year performance period. The arrangement has no defined development milestones, no significant revenue contingencies and quarterly fees are earned regardless of the number of service hours provided by the Company. As such, the Company is measuring progress based on the passage of time and is recognizing revenue ratably on a quarterly basis as the guaranteed quarterly payments become due. Since the maintenance services on any Target Product (element 3 above) may extend beyond the three-year term of the MOU if Target Products are accepted in the third year of the arrangement, the Company has determined the maximum fair value of the potential one-year extended maintenance period and is deferring this value ratably over the term of the agreement. The fair value was based on standalone agreements providing the same maintenance support as that provided under this MOU. The Company recognizes the quarterly incentive fee, if any, during the reporting period in which such goals are achieved and approved by KMC.
15.      Explain to us the basis for your classification of the Kyocera revenue and cost elements within service or product revenues on the face of the statement of operations following Rules 5-03.1 and 2 of Regulation S-X.
As discussed in the response to Comment 14 above, this arrangement includes only engineering services and maintenance activities. Therefore, in accordance with Rules 5-03.1(d) and 5-03.2(d), the revenues and costs related to this arrangement are included in service revenue on the face of the statement of operations.
Note 10. Commitment, page 12
16.      We note that in July 2005, the Company decided to discontinue its line of Everest controller products. Tell us how you considered paragraphs 30 and 41-43 of SFAS 144 in determining that classification of the operations of this product line as discontinued operations was not necessary.
Classification of the Everest controller as a discontinued operation was not necessary because the product did not qualify as a component of an entity. The operations of this product were not a reportable or operating segment, a reporting unit, or a subsidiary. The product did not qualify as an asset group because the product did not have cash flows that were largely independent of the cash flows of other groups of assets and liabilities of the Company. Since the Everest controller product was part of a larger cash-flow-generating group (development of color technology) and does not represent a group on its own that is a component of an entity, the conditions in paragraph 42 of SFAS 144 for classification as discontinued operations were not met.
     In conclusion, Peerless Systems Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure contained in the Form 10-K and Form 10-Qs addressed by these comments; that the issuance of comments by the staff or Peerless Systems Corporation’s

Craig Wilson
March 8, 2006

revision of its disclosure in the Form 10-K and Form 10-Qs in response to comments by the staff does not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Qs; and that Peerless Systems Corporation may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Once you have had time to review our responses to your comments and the corresponding changes, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call me at (714) 755-8114.

Very truly yours,
/s/ Tony Sine

Tony Sine LATHAM & WATKINS LLP

Enclosure

cc:	Howard Nellor Bill Neil Elliot Shirwo